Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FDA APPROVAL TO INITIATE PHASE III PIVOTAL STUDY OF INSIGHTEC'S EXABLATE NEURO FOR THE TREATMENT OF PATIENTS WITH PARKINSON'S DISEASE

Tel Aviv, Israel, October 24, 2017, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, that Insightec Ltd. ("Insightec") has received approval from the U.S. Food and Drug Administration (FDA) to initiate a Phase III clinical trial (pivotal study) of the Exablate Neuro for treating dyskinesia symptoms or motor fluctuations of advanced Parkinson's disease patients who have not responded to medication. The principal investigator is Howard Eisenberg MD from the University of Maryland.

Insightec estimates that Parkinson's disease afflicts millions of people worldwide, including approximately one million in the United States alone with 60,000 additional diagnoses each year. Treatment with the Exablate Neuro is intended to improve motor function and reduce dyskinesia, one debilitating symptom that presents as uncontrolled, involuntary movement of the arms and/or legs.

Exablate Neuro uses focused ultrasound to target and ablate tissue deep in the brain with no surgical incisions. MR imaging guides the treatment planning and delivers thermal feedback for real-time monitoring. In the current clinical trial, the target is to burn a point in the GPI area, which is known to be involved in the regulation of voluntary movement.

The Company holds approximately 89.68% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.5% on a fully diluted basis) which, in turn, holds approximately 31% of the share capital in Insightec (25% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com